

SECURITI 03052549 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 6th Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Gary R. Stuber 212-801-9788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R. Stuber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc, as of November 24, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

MARLENE PAPPACENA
Notary Public, State of New York
No. 01PA4679060
Qualified in Queens County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Board of Directors of ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc., an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, (the "Company"), as of September 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
November 24, 2003



ANZ Securities, Inc.
(an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited)

Statement of Financial Condition
September 30, 2003

Assets

Cash and cash equivalents (notes 3 and 4)	$ 1,843,518
Other assets	20,588
Intercompany receivable (note 4)	198,813
Total assets	$ 2,062,919

Liabilities and Stockholder's Equity

Liabilities:	
Accrued expenses	$ 271,524
Total liabilities	271,524
Commitments and contingent liabilities (note 5)	
Stockholder's Equity:	
Total stockholder's equity	1,791,395
Total liabilities and stockholder's equity	$ 2,062,919

See accompanying notes to statement of financial condition.

Note 1 - Organization and Related Parties

ANZ Securities, Inc. (the "Company") is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the "Ultimate Parent").

The Company is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") under the Securities Exchange Act of 1934. The Company deals in Australian and New Zealand fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. clients and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis ("DVP/RVP"). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions
Securities transactions executed on behalf of customers are recorded on a settlement-date basis.

Fixed Assets
The Company does not maintain or own any fixed assets. The furniture, fixtures and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2003 is as follows:

JPMorgan Chase M/M account	1,629,389
JPMorgan Chase Payroll account	131,111
ANZ Bank Demand Deposit account	83,018
Total cash and cash equivalents	$1,843,518

Note 4 - Related Party Transactions

The following is a summary of amounts reflected in the financial statements that are as a result of transactions with affiliated companies as of and for the year ended September 30, 2003.

ANZ Banking Group Limited, New York Branch - Operating Account	$ 83,018
Intercompany Receivable	198,813

Note 5 - Commitments and Contingent Liabilities

Future minimum rental payments of $84,596 are required under various service provider agreements, all expiring within one year.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1, or $100,000, whichever is greater.

At September 30, 2003, the Company had net capital of $1,488,976 which is in excess of its required net capital of $100,000 by $1,388,976. The Company's aggregate indebtedness to net capital was 18.24%, which is in compliance with required net capital ratios in accordance with Rule 15c3-1.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3

To the Board of Directors of ANZ Securities, Inc.:

In planning and performing our audit of the statement of financial condition of ANZ Securities, Inc. , an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, (the "Company") as of September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
November 24, 2003